  March 30, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attention: J. Nolan McWilliams, Attorney Advisor

Re:	Euronav NV
Registration Statement on Form F-4
Filed: February 14, 2018
File No.: 333-223039

Dear Mr. McWilliams:

This letter sets forth the response of Euronav NV (the “Company” or “Euronav”) to the comment letter dated March 13, 2018 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form F-4 (the “Registration Statement”) filed on February 14, 2018 via EDGAR. The Company has today filed via EDGAR this letter together with its amended registration statement on Form F-4 (the “First Amended Registration Statement”), which respond to the Staff’s comments contained in the Comment Letter.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the First Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

General

1.	Please provide us copies of the board books and any other materials, including presentations made by the financial advisor, provided to the board and management in connection with the proposed transaction.

In response to the Staff’s comment, the Company has provided to the Staff, under separate cover on a confidential and supplemental basis pursuant to Rule 418 (“Rule 418”) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-4 (“Rule 12b-4” and together with Rule 418, the “Rules”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) hard copies of the materials provided to the board of directors and management of the Company in connection with the proposed transaction. In accordance with such Rules, such materials have been provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. For your convenience, a self-addressed envelope to return the supplemental information has been enclosed. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto. A request for confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83 has also been made by Seward & Kissel LLP on behalf of the Company.

U.S. Securities and Exchange Commission

March 30, 2018

The Company supplementally advises the Staff that Gener8 Maritime, Inc. (“Gener8”) has provided to the Staff through its counsel Kramer Levin Naftalis & Frankel LLP (“Kramer Levin”), under separate cover on a confidential and supplemental basis pursuant to the Rules hard copies of the materials provided to the board of directors and management of Gener8 in connection with the proposed transaction. In accordance with such Rules, such materials have been provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto. A request for confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83 has also been made by Kramer Levin on behalf of Gener8.

The Company supplementally advises the Staff that a copy of each presentation provided by UBS Securities LLC (“UBS”), Gener8’s financial advisor, to the board and/or the transaction advisory committee of the board of Gener8 in connection with the proposed transaction has been provided directly to the Staff by O’Melveny & Myers (“OMM”), as counsel to UBS, on a confidential and supplemental basis pursuant to the Rules. In accordance with such Rules, such presentations have been provided together with a request that such presentations be returned promptly following completion of the Staff’s review thereof. Such presentations are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto. A request for confidential treatment of such presentations pursuant to the provisions of 17 C.F.R. §200.83 has also been made by OMM on behalf of UBS.

2.	Please include the proxy card in an amendment and mark it as a “preliminary copy” in accordance with Rule 14a-6(e)(1) of Regulation 14A.

In response to the Staff’s comment, the preliminary proxy card has included and marked as a “preliminary copy.”

Summary, page 1

3.	Please provide a summary of the Euronav and Gener8 boards’ reasons for engaging in the merger, and provide a brief description of the potential negative and positive factors of the merger that the boards considered.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Summary” to include a new section titled “Reasons for the Merger,” which contains cross references to the sections titled “The Merger—Euronav’s Reasons for the Merger,” “Summary—Gener8 Board of Directors’ Recommendation” and “The Merger—Gener8’s Reasons for the Merger; Recommendation of Gener8’s Board of Directors,” respectively, for a summary of the reasons considered by the Euronav board of directors and Gener8 board of directors for engaging in the Merger, and which sections include a description of the potential positive and negative factors of the Merger that the respective boards considered.

Information About the Combined Company, page 32

4.	Please disclose the average age of the Combined Fleet after the sale of the six VLCC vessels to International Seaways.

In response to the Staff's comment, the Company has revised the disclosure under the heading “Information about the Combined Company—Overview” to include the average age of the Combined Fleet after the sale of the six VLCC vessels to International Seaways.

U.S. Securities and Exchange Commission

March 30, 2018

The Special Meeting, page 36

Voting by Directors and Executive Officers, page 37

5.	Please disclose the percentage of outstanding shares entitled to vote held by the directors, the executive officers and their affiliates that are not parties to the Voting Agreement or a Proxy Agreement.

In response to the Staff's comment, the Company has revised the disclosure under the heading “The Special Meeting—Vote Required” and made conforming changes elsewhere in the First Amended Registration Statement to clarify that all of the current directors and executive officers of Gener8 other than Mr. Nicolas Busch are parties to the Voting Agreement and that Mr. Busch owns less than 1% of the outstanding shares of Gener8.

The Merger, page 39 Background of the Merger, page 41

6.	Please briefly explain why Euronav rejected the business combination with Gener8 involving an equity investment by Company E.

In response to the Staff's comment, the Company has revised the disclosure under the heading “The Merger—Background of the Merger” to explain why it rejected a potential business combination with Gener8 involving Company E.

7.	We note your disclosure on page 46 that RMK provided the initial NAV estimate for Gener8 in connection with the potential transaction. Please provide the information required by Item 4(b) of Form F-4.

The Company respectfully advises the Staff that the initial NAV estimates (the “Initial NAV Estimates”) for Gener8 that were provided by RMK to Euronav on July 13, 2017 do not constitute a “report, opinion or appraisal materially relating to the transaction” requiring disclosure of the information specified in Item 4(b) of Form F-4. The Initial NAV Estimates were a preliminary analytical tool that were provided by RMK to Euronav’s board of directors solely for discussion purposes relating to Euronav’s initial consideration of a potential transaction with Gener8 that would feature a fixed exchange ratio based on the companies’ respective NAVs. During the months that followed, as more fully described in the section of the proxy statement/prospectus entitled “The Merger—Background of the Merger,” Euronav and Gener8 negotiated the NAVs of each company, including calculations of certain components of NAV, which negotiations resulted in agreed NAVs (the “Agreed NAVs”) that ultimately served as one of many factors considered by Euronav and Gener8 in evaluating the Merger and determining the fixed exchange ratio. The Agreed NAVs were calculated based on fleet valuations of each of Euronav and Gener8 obtained from Clarksons Valuations Limited and VesselValue.com, which valuations are included as Annex D to the proxy statement/prospectus, and certain financial information contained in the financial projections of each company, which are included in the proxy statement/prospectus under the heading “The Merger—Unaudited Prospective Financial Information.”

The Initial NAV Estimates are referred to in the proxy statement/prospectus in order to provide shareholders with a full and complete description of the deliberative process of Euronav’s board of directors, and not because the Company believes the Initial NAV Estimates constitute a report or appraisals on which investors in Euronav’s shares would rely. The Company has revised its disclosure under the heading “The Merger—Background of the Merger” to clarify that the Initial NAV Estimates were provided by RMK as an internal document to assist Euronav management in its preliminary discussions with Gener8 in connection with a potential strategic transaction.

U.S. Securities and Exchange Commission

March 30, 2018

Based on the foregoing reasons, the Company believes that no further information under Item 4(b) of Form F-4 is required to be included in the First Amended Registration Statement.

8.	We note that Euronav and Gener8 had several discussions and negotiations regarding the exchange ratio. Please disclose the various proposals considered by the parties related to the exchange ratio and the party, including financial advisors, which proposed each exchange ratio. In this regard, we note your disclosure on page 48 that Euronav proposed the fixed exchange ratio of 0.7272.

In response to the Staff's comment, the Company has revised the disclosure under the heading “The Merger — Background of the Merger” to clarify that proposals considered by the parties reflected the negotiated NAV of each company. The Company respectfully advises the Staff that the parties’ discussed and negotiated the NAV of each company, including calculations of certain components of NAV. Such negotiations resulted in the agreed NAVs that were ultimately used in determining the fixed exchange ratio.

9.	Please clarify why Gener8’s board chose to pursue the Euronav transactions and abandon negotiations with Company G. In this regard, we note that the Gener8 board received the offer from Company G on November 13, 2017, entered into a 30-day exclusivity agreement with Euronav on November 16, 2017 and, on December 21, 2017, signed the merger agreement with Euronav.

In response to the Staff's comment, the Company has revised the disclosure under the heading “The Merger — Background of the Merger” to clarify why Gener8’s board chose to pursue the Euronav transaction and cease negotiations with Company G.

Gener8’s Reasons for the Merger; Recommendation of Gener8’s Board of Directors, page 55

Value of Merger Consideration, page 55

10.	In the second to last bullet point of this section on page 56, you state that “the dividend per share the Gener8 shareholders would receive in the Merger, assuming Euronav maintains its current dividend policy” is one of the positive factors Gener8 considered in approving the merger. Please clarify, if true, that you are referring to the ability of Gener8 shareholders to share in potential future dividends of the combined company.

In response to the Staff's comment, the Company has revised the disclosure under the heading “The Merger—Gener8’s Reasons for the Merger; Recommendation of Gener8’s Board of Directors—Value of the Merger Consideration” to clarify that one of the positive factors that Gener8 used in valuing the merger consideration was that the dividend per share the Gener8 shareholders could potentially receive following the completion of the Merger, assuming the combined company maintained the same dividend policy as Euronav’s current pre-merger dividend policy.

U.S. Securities and Exchange Commission

March 30, 2018

Opinion of UBS, Gener8’s Financial Advisor, page 60

Selected Precedent Tanker Sector Transactions, page 67

11.	Please briefly explain the reasons why two of the values are not meaningful and not applicable in your chart on page 67.

In response to the Staff's comment, the Company has revised the disclosure under the heading “The Merger — Opinion of UBS, Gener8’s Financial Advisor” to clarify why one of the multiples was not meaningful and to explain that one of the percentages was not available.

Incentive Payments to Gener8’s Executive Officers, page 77

12.	We note that the merger agreement permits Gener8 to enter into compensation arrangements with its officers and directors. Please tell us whether Gener8 intends to enter into these agreements with its officers and directors prior to effectiveness, and please file the agreements or form of the agreements as exhibits to your registration statement.

In response to the Staff's comment, the Company has revised the disclosure under the heading “The Merger—Interests of Gener8’s Directors and Executive Officers in the Merger—Incentive Payments to Gener8’s Executive Officers” to clarify that neither Euronav nor Gener8 have entered into the incentive compensation agreements described therein. To the extent such agreements are entered into prior to effectiveness, Euronav undertakes to file such agreements or forms thereof as exhibits to the Registration Statement, as amended.

The Merger Agreement, page 80

Conditions to the Merger Agreement, page 92

13.	We note your disclosure on page 92 that one of the conditions of the merger is that “all required filings shall have been made and all required approvals shall have been obtained (or waiting periods expired or terminated) under any antitrust laws applicable to the Merger.” Please disclose if any approvals must be obtained in connection with the transactions described in your registration statement, and if so, the status of these approvals. Refer to Item 3(i) of Form F-4.

The Company advises the Staff that the management of each of Euronav and Gener8 are not aware of any regulatory approvals that must be obtained or regulatory requirements that must be complied with, other than the U.S. federal securities laws, in connection with the Merger. In response to the Staff’s comment, the Company has included this information in the section entitled “The Merger Agreement—Conditions to the Merger Agreement.”

Voting Agreement and Proxies, page 96

Proxies, page 97

14.	Please include the agreements signed by the Proxy Shareholders and Euronav stating that the Proxy Shareholders will grant an irrevocable proxy to a representative of an affiliate of each Proxy Shareholder.

U.S. Securities and Exchange Commission

March 30, 2018

The Company advises the Staff that none of Euronav or Gener8 or any of their respective subsidiaries is a party to the Proxies and the Company has revised the disclosure under the heading “Voting Agreement and Proxies—Proxies” to clarify this. Pursuant to the requirements of Item 21 of Form F-4 and the related requirements of Item 601 of Regulation S-K, including “Clause (10) Material Contracts (i)”, the Company is not required to file an agreement that neither it nor its subsidiary is a party to. Accordingly, the Company has not filed the Proxies as Exhibits to the First Amended Registration Statement.

Related Agreements, page 98

Memoranda of Agreement to Purchase Three Vessels, page 98

15.	If material, please disclose Gener8’s use of proceeds from the sale of the three vessels if the merger is not completed.

In response to the Staff's comment, the Company has revised the disclosure under the heading “Related Agreements — Memoranda of Agreement to Purchase Three Vessels” to describe Gener8’s use of proceeds from the sale of the three vessels if the merger is not completed.

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Keith Billotti at (212) 574-1274.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.